Unleash Innovation TSMC, Ltd© 02023 TSMC Property Unleash Innovation 2023 First Quarter Earnings Conference April 20, 2023

Unleash Innovation TSMC, Ltd© 12023 TSMC Property Agenda • Welcome Jeff Su, IR Director • 1Q23 Financial Results and 2Q23 Outlook Wendell Huang, CFO • Key Messages Wendell Huang, CFO C.C. Wei, CEO • Q&A

Unleash Innovation TSMC, Ltd© 22023 TSMC Property Safe Harbor Notice • TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. • Information as to those factors that could cause actual results to vary can be found in TSMC’s 2021 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 14, 2022 and such other documents as TSMC may file with, or submit to, the SEC from time to time. • Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Unleash Innovation TSMC, Ltd© 32023 TSMC Property Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 1Q23 (In NT$ billions unless otherwise noted) Guidance Net Revenue (US$ billions) 16.72 16.7-17.5 19.93 17.57 -16.1% -4.8% Net Revenue 508.63 625.53 491.08 -18.7% +3.6% Gross Margin 56.3% 53.5%-55.5% 62.2% 55.6% -5.9 ppts +0.7 ppt Operating Expenses (55.31) (64.54) (48.61) -14.3% +13.8% Operating Margin 45.5% 41.5%-43.5% 52.0% 45.6% -6.5 ppts -0.1 ppt Non-Operating Items 13.04 9.63 3.04 +35.4% +328.6% Net Income to Shareholders of the Parent Company 206.99 295.90 202.73 -30.0% +2.1% Net Profit Margin 40.7% 47.3% 41.3% -6.6 ppts -0.6 ppt EPS (NT Dollar) 7.98 11.41 7.82 -30.0% +2.1% ROE 27.5% 41.7% 36.2% -14.2 ppts -8.7 ppts Shipment (Kpcs, 12"-equiv. Wafer) 3,227 3,702 3,778 -12.8% -14.6% Average Exchange Rate--USD/NTD 30.42 30.70 31.39 27.95 -3.1% +8.8% * Diluted weighted average outstanding shares were 25,929mn units in 1Q23. ** ROE figures are annualized based on average equity attributable to shareholders of the parent company. 1Q23 4Q22 1Q22 1Q23 Over 4Q22 1Q23 Over 1Q22

Unleash Innovation TSMC, Ltd© 42023 TSMC Property 1Q23 Revenue by Technology - 50 100 150 200 250 300 R e v e n u e ( N T $ B ) 7nm 5nm 0.11/0.13um 2% 90nm 2% 0.25um and above 1%40/45nm 7% 28nm 12% 7nm and Below Revenue 16nm 13% 0.15/0.18um 5%65nm 6% 7nm 20% 5nm 31%20nm 1%

Unleash Innovation TSMC, Ltd© 52023 TSMC Property 1Q23 Revenue by Platform -14% -27% -19% +5% -5% -18% Growth Rate by Platform (QoQ) Smartphone 34% Automotive 7% HPC 44% DCE 2% Others 4% IoT 9% Smartphone Automotive OthersHPC IoT DCE

Unleash Innovation TSMC, Ltd© 62023 TSMC Property Balance Sheets & Key Indices Selected Items from Balance Sheets (In NT$ b illions) Amount % Amount % Amount % Cash & Marketable Securities 1,589.19 31.6% 1,561.49 31.4% 1,282.06 32.1% Accounts Receivable 148.05 2.9% 231.34 4.7% 213.43 5.3% Inventories 216.07 4.3% 221.15 4.4% 200.12 5.0% Long-term Investments 69.91 1.4% 68.93 1.4% 45.74 1.2% Net PP&E 2,833.40 56.1% 2,693.84 54.3% 2,104.33 52.7% Total Assets 5,045.84 100.0% 4,964.78 100.0% 3,992.68 100.0% Current Liabilities 873.09 17.3% 944.23 19.0% 822.87 20.6% Long-term Interest-bearing Debts 854.79 16.9% 839.10 16.9% 632.74 15.8% Total Liabilities 1,952.95 38.7% 2,004.29 40.4% 1,671.21 41.9% Total Shareholders' Equity 3,092.89 61.3% 2,960.49 59.6% 2,321.47 58.1% Key Indices A/R Turnover Days Inventory Turnover Days Current Ratio (x) Asset Productivity (x) * Total outstanding shares were 25,932 mn units at 3/31/23 ** Asset productivity = Annualized net revenue / Average net PP&E 96 1Q23 4Q22 1Q22 34 36 38 93 88 2.3 2.2 2.1 0.7 1.0 1.0

Unleash Innovation TSMC, Ltd© 72023 TSMC Property Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures * (In NT$ billions) 1Q23 4Q22 1Q22 Beginning Balance 1,342.81 1,296.01 1,064.99 Cash from operating activities 385.24 486.88 372.17 Capital expenditures (302.50) (336.84) (262.13) Cash dividends (71.30) (71.30) (71.31) Short-term loans 0.00 0.00 30.53 Bonds payable 7.30 5.80 19.60 Investments and others 23.68 (37.74) (2.26) Ending Balance 1,385.23 1,342.81 1,151.59 Free Cash Flow 82.74 150.04 110.04

Unleash Innovation TSMC, Ltd© 82023 TSMC Property 2Q23 Guidance ◼ Revenue to be between US$ 15.2 billion and US$ 16.0 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 30.4 NT dollars, management expects: ◼ Gross profit margin to be between 52% and 54% ◼ Operating profit margin to be between 39.5% and 41.5%

Unleash Innovation TSMC, Ltd© 92023 TSMC Property Recap of Recent Major Events • Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements • TSMC Board of Directors Approved NT$2.75 Cash Dividend for the Fourth Quarter of 2022 and Set June 15 as the Ex-Dividend Date, June 21 as the Record Date and July 13, 2023 as the Distribution Date (2023/02/14) • TSMC Board of Directors Approved the Issuance of Unsecured Corporate Bonds in the Domestic Market for An Amount Not to Exceed NT$60 Billion (2023/02/14) • TSMC Board of Directors Approved the Issuance of 2,110,000 Shares of 2022 Employee Restricted Stock Awards (RSAs). In Addition, the Board Approved the Issuance of No More Than 6,249,000 Common Shares of RSAs for the Year 2023, Which Will Be Submitted to the 2023 Annual Shareholders’ Meeting for Approval (2023/02/14) • TSMC Board of Directors Approved the Convening of the 2023 AGM on June 6, 2023 (2023/02/14) • TSMC Offers the Industry’s Most Successful FinFET Technology to Academia (2023/02/03) • TSMC Presents 2022 Excellent Performance Award to Outstanding Suppliers (2023/01/18)

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